Filed Pursuant To Rule 433
Registration No. 333-167132
November 29, 2010
Behind Gold’s New Glister: Miners’ Big Bet on a Fund
By LIAM PLEVEN and CAROLYN CUI
Published by the Wall Street Journa/wsj.com
NOVEMBER 25, 2010
The innovation that opened gold investing to the masses and helped spur this year’s record-breaking bull market was hatched in an act of desperation by a little-known gold-mining trade group.
The World Gold Council, created to promote gold, was fighting for survival. Its members—global gold-mining companies—were frustrated with the council’s inability to stem two decades of depressed prices and find buyers for a growing glut of the yellow metal. Eight years ago, they were considering withdrawing funding from the trade group, a move that would have effectively shut it down.

World Gold Council executives Jim Ross, Aram Shishmanian and James Burton celebrated GLD’s 5th anniversary in November 2009.

Chris Thompson, the group’s chairman, figured the council needed to expand the pool of gold buyers, particularly in the U.S. The idea of trading gold on an exchange had been floating around for years, but various hurdles had prevented it from taking off in America.

What the council eventually managed to create in those dark days surpassed its wildest dreams: SPDR Gold Shares, the exchange-traded fund launched in November 2004. The fund, known by its ticker symbol GLD, has ballooned into a $56.7 billion behemoth.
Today, GLD is the fastest-growing major investment fund ever, according to research company Lipper Inc., and one of the most active gold traders in the market. Its presence has helped gold—which settled down 0.33% in New York trading Wednesday, at $1,372.90 a troy ounce—triple in price in recent years to fresh all-time highs this month.
As the world’s largest private owner of bullion, GLD is soaking up $30 million of gold daily, stored in a London vault that now holds the equivalent of about six months’ worth of the world’s entire gold-mining production.

The revolution that opened gold investing to the masses and helped spur a record-breaking bull market was hatched in an act of desperation by an obscure gold-mining trade group. WSJ’s Emma Moody explains SPDR Gold Shares.

GLD has won fans who say it has democratized the gold market, paving the way for investors of all stripes to get direct exposure to the precious metal. Its nearly 1 million investors include ordinary individuals, institutions like Northern Trust Corp. and billionaire hedge-fund managers like John Paulson.
But skeptics argue GLD could become a Godzilla-like beast if the gold rally reverses sharply. They say its buying has already turbo-charged gold prices, exposing the market, and legions of small investors, to a rapid fall. Smaller copycat funds add to the risk.
“We tell our clients to watch out for it, because it’s there, and it’s a real risk,” said Jeffrey Christian, founder of CPM Group, which advises major investors worldwide on gold.
The questions come as ETFs in general are coming under heightened scrutiny about whether they distort markets. ETFs are wildly popular and growing fast, spanning stocks, bonds and hard assets. But they have made it possible for far more money to rush in and out of previously illiquid markets.
GLD shares trade on the New York Stock Exchange, as well as in Tokyo, Hong Kong, Singapore and Mexico City. Each share represents one-tenth of an ounce of gold. That, in effect, gives shareholders the right to their share of proceeds from selling a full bar, minus fees. Before GLD issues new shares, it takes in the necessary gold to back them. On days when there are more sellers than buyers of GLD shares, the fund offloads some of its gold.

Stockpiling
SPDR Gold Shares has quickly become one of the world’s biggest gold holders

Created under the auspices of the World Gold Council, the fund relies on a number of partners. It is marketed under the banner of State Street Global Advisors, which has fund-selling expertise. HSBC PLC stores and protects the gold bars. Bank of New York Mellon Corp. handles daily operations, such as calculating the fund’s net asset value. For all its size and breadth, fund managers say, it’s relatively simple to operate. BNY Mellon, for instance, needs roughly a dozen employees to run the fund day-to-day.
That has helped make it a windfall for all involved. The gold council, which spent $14 million developing the fund, has reaped about $150 million from its inception through Sept. 30. Its revenue is a percentage of net asset value, set at 0.15%. State Street has the same terms and also collected about $150 million in that time. Both are on track to bring in more than $80 million in the coming year if GLD stays at today’s size.
The success owes much to timing. The council launched the fund as interest in gold was picking up, first because of inflation worries and then as a safe-haven against financial disasters. Since then gold prices have more than tripled from $444.80, setting a record high—though not adjusted for inflation—of $1,409.80 on Nov. 9.

The recent rally has been driven by many factors, of which GLD is just one. The U.S. dollar has steadily lost value, so some investors have bought gold as a hedge against the greenback. Tapping new ore veins is getting harder. Gold has benefited at once from fears of economic stagnation after the financial crisis and concern that government spending on the recovery will trigger inflation.
GLD, though, is widely seen as amplifying those trends.
Buying fund shares is easier and cheaper than investing in gold futures or buying coins. And GLD has now locked up nearly 1,300 metric tons of the world’s gold supply, making the market tighter. The fund’s impact has won it a following in the gold industry.
“It’s got the gold price up,” said Nick Holland, chief executive of Gold Fields Ltd., a major mining company and a member of the gold council. “That’s got to be good.”
Calculating the impact of GLD and its brethren is far from an exact science. But industry observers including Mr. Christian and Philip Klapwijk of GFMS Ltd. estimate gold-backed ETFs have probably added about $100 to $150 an ounce to the price of gold as a result of the incremental increase in demand.
Translated, that would mean gold-backed ETFs have increased the value of the bullion that gold miners will produce this year by up to $9 billion.
Many investors believe gold has much further to rise. But after a 10-year, one-way ride, others worry there could be a violent reversal down the road. The gold market hasn’t been severely tested since GLD and similar, but far smaller, bullion-backed funds were launched.
And many GLD investors aren’t experienced in gold investing. Between 60% and 80% of GLD investors had never bought gold before, estimates Jason Toussaint, managing director of the council. No one knows how those newcomers might react in a sharp downturn.

If GLD shareholders get spooked by drops in the gold price and sell en masse, the fund would have to dump metal to meet redemptions, possibly accelerating declines by prompting others to sell even more. Because GLD trades on an exchange, any selloff would be immediately visible, unlike typically opaque bullion sales.
“We are more concerned about these issues than we were initially,” said Scott Malpass, chief investment officer for University of Notre Dame Asset Management, which started buying GLD shares in 2005 and now has about $70 million invested. “It can turn on a dime. It can happen very quickly.” For now, Mr. Malpass thinks the advantages of investing in gold outweigh the risks and the fund is properly managed.
In the fund’s planning stages, the world’s miners had modest ambitions.
Gold prices were just starting to stir from a 20-year bear market and many companies were struggling to break even. Hurdles to gold abounded. It was hard to purchase, store and insure. Some investors chose to own stocks of gold miners.
The council had long focused on gold jewelry, which represented over 80% of demand but exposed the industry to economic downturns. In 2002, after the Sept. 11 terrorist attacks, jewelry demand for gold dropped 11%.
Attracting investors, the industry concluded, was the way to go. Mr. Thompson, the chairman, wanted a CEO for the council who would have credibility with American investors to help implement the vision. He zeroed in on James Burton, who at the time headed the California Public Employees’ Retirement System, one of the biggest institutional investors in the world. Calpers had no direct investments in gold.
In July 2002, Mr. Burton flew to meet Mr. Thompson in London. Mr. Burton was skeptical, but curious. Their discussions lasted 12 hours—including talks over a round of golf, two rounds of beers and meals. Mr. Thompson gave an overview of the gold market, and a pitch for why the moment was ripe to attract retail investors. By the end, Mr. Burton was hooked.
In August 2002, Mr. Burton, who had left Calpers, took over the gold council and immediately slashed 60% of the 108-person staff, closed half of the 22 offices and set about creating what became GLD.
The gold council wanted a product that ordinary investors could buy and sell just like a stock. The challenge was to make shares track the gold price, much like an index fund. The eventual solution was to create a trust to serve as the legal owner of GLD’s gold bars.
Products were launched in Australia and the U.K. But getting a U.S. version took longer than the council expected.
The mining community backed the idea, but worried it might cannibalize demand for gold-mining stocks. Since it was to be the first U.S. fund entirely backed by a physical commodity, regulators also sought to understand how the concept would work. The Securities and Exchange Commission spent months seeking information about the product and the gold market, say Mr. Burton and Mr. Thompson.
The gold council also needed to hire assorted players—a trustee, a marketing agent and a vault operator. That process wasn’t seamless, either.

Barclays PLC worked for months on the project, then withdrew and built its own fund, the iShares Gold Trust, which also holds bullion. Barclays sold the iShares exchange-traded fund business to BlackRock in June 2009, and its smaller gold fund has since become an intense competitor.
The council also wasn’t sure how successful the fund would be, and paid UBS Securities $4 million for underwriting the first 2.3 million shares of GLD, according to regulatory filings. UBS declined to comment.
“I thought it would take a lot more marketing effort to convince people to buy gold in a securitized form,” said Mr. Burton.
But as GLD opened, the pent-up investor demand erupted. The fund hit $1 billion in assets in three trading days, and $10 billion in just over two years.
“It grew pretty quickly,” said Jim Ross, head of exchange-traded funds for State Street. The firm manages 120 exchange-traded funds, as of Sept. 30, and the SPDR S&P 500 fund is the only one larger than GLD. “The fact that’s our second-most successful product is still surprising to me, frankly,” Mr. Ross said.
The sniping at GLD also began early. Some gold investors questioned whether the fund held as much bullion as it said it did, eventually prompting the council to post on its website audit reports by an independent firm, Inspectorate International Ltd., which conducts two counts each year of GLD’s gold bars in London.
A segment of the gold-investing community still prefers to secure a personal stash. Some want to be able to get their hands on their bullion in a hurry, particularly in the event of a severe crisis. Gold-vault operators are cutting fees to lure such investors.
Rivals also highlight worst-case scenarios the fund could face. Ben Davies, chief executive of London-based Hinde Capital, which oversees a gold fund, noted that GLD’s bullion isn’t insured. If the gold “is lost, damaged, stolen or destroyed,” the trust “may not have adequate sources of recovery,” according to the prospectus.
Mr. Toussaint said the council believes HSBC’s security measures and the bank’s other liability coverage provide protection. “That’s the whole reason we put it in a vault in the first place,” he said.
Despite GLD’s success, even those involved in the fund acknowledge the rally will eventually end. “We don’t believe gold is always going to go up,” said State Street’s Mr. Ross. “No investment does.”
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